AlphaTrade.com
                        930 West First Street, Suite 116
                       North Vancouver, BC Canada V7P 3N4
                         Facsimile Number: 604.987.9865


October 22, 2010

United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549


Attention:        Milwood Hobbs

Dear Sir:

Re:  AlphaTrade.com

I confirm my discussion with Mr. Hobbs to obtain an extension to respond to the Exchange's letter of comments dated September 30, 2010 by Tuesday, October 26th at the latest.

Thank you,

ALPHATRADE.COM

Per:

/s/ KATHARINE JOHNSTON
----------------------
KATHARINE JOHNSTON
Principal Financial Officer






--------------------------------------------------------------------------------
AlphaTrade.com    930 West 1st Street, Suite 116C, North Vancouver, B.C. V7P 3N4